HEAD OFFICE



GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com



December 07, 2006

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

12g3-2 (b) filing number: 82-3636

The following announcement was made by Garanti Bank's majority shareholder Doğuş Holding A.Ş.:

As per the announcements dated June 09, 2005 and November 22, 2005 regarding the call option granted by Doğuş Holding to HBK Master Fund L.P. (HBK) and the additional investment rights (AIR), HBK has exercised the entire call option and the remaining underlying shares of AIR with nominal value of 20,150,187 YTL.

Garanti Bank shares underlying the call option with nominal value of 86,776,860 YTL, had been previously transferred to HBK per the Securities Lending Agreement between HBK and Doğuş Holding A.Ş; and were all in circulation as at date of such transfer.

In addition, the procedures for putting into circulation of the remaining underlying shares of AIR with nominal value of 20,150,187 YTL, have been initiated by Doğuş Holding; the sales transaction will be realized upon the completion of the circulation procedure via the transfer of the underlying shares to HBK.

Regards,



Garanti Bank

12/12

Olca Erdost
Vice President
Corporate Strategy, Business Development
& Investor Relations

Handan Saygın
Senior Vice President
Corporate Strategy, Business Development
& Investor Relations